UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Deep Down, Inc

Full Name of Registrant

MediQuip Holdings, Inc. (a Nevada corporation)

Former Name if Applicable

8827 W. Sam Houston Parkway N., Suite 100

Address of Principal Executive Office (Street and Number)

Houston, Texas  77040

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Deep Down, Inc. (the “Company”) has been working diligently to complete all of the required information for its annual report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), and a substantial part of such information has been completed as of this date, the Company is unable, without unreasonable effort or expense, to complete the disclosures for the Form 10-K on or before March 31, 2010.

We are unable to file a timely Form 10-K because we have not completed our consolidated financial statements and related additional disclosures for the year ended December 31, 2009.

Management’s delay was specifically related to the following:

1)  The Company is in the process of completing its annual impairment test of goodwill and other impairment tests associated with its amortized intangibles, which is expected to result in an adjustment to the carrying value of its goodwill and/or intangibles.  We are in the process of determining the amount of the impairment charge, which will require additional disclosures to describe the underlying assumptions and events that resulted in such charge.

2)  The Company has been working with its lenders in order to obtain the necessary waivers regarding the Company covenant violation as of December 31, 2009 and to restructure the existing loan.  The waiver has not been obtained as of March 31, 2010.  As a result of the covenant violations, amounts outstanding under the credit facility are currently callable by the lenders and would be classified as current on our balance sheet as of December 31, 2009.  If such waiver is not obtained by the extension period, there can be no assurance that our credit facility will not be called or that we can extend or obtain alternative financing to repay such amounts which would likely result in substantial doubt about our ability to continue as going concern.  Such event will require additional disclosures in our financial statements and liquidity section of our management's discussion and analysis.   We continue to remain current on our principal, interest and fee obligations with Whitney and TD Bank.

2

3)  The Company is currently evaluating its disclosure controls and procedures for the year ended December 31, 2009.  The Company has made great strides in improvements over internal controls and weaknesses over previous periods; however, management anticipates reporting a material weakness in the effectiveness of internal control over financial reporting with respect to maintaining effective controls over the control environment.  Appropriate disclosures are currently being drafted and will be included in Item 9A of our Form 10-K for the year ended December 31, 2009.

The Company expects to file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald E. Smith	281	517-5000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our consolidated net loss for the year ended December 31, 2008 was approximately $4.3 million or $0.03 net loss per share (basic and diluted).  Our consolidated results for the year ended December 31, 2009 is expected to be a net loss, which could be materially affected by the impairment of goodwill and intangible assets discussed above.

Deep Down, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By	/s/Ronald E. Smith

	Date		Title: President, CEO and Director